# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNFinance Holdings Ltd., CIK 0001733868
CUSIP: 18979T105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1370 Ave. of Americas, 26th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 02/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001070170

## Reporting persons
- Gagnon Securities LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,387,960; sole dispositive power 0; shared dispositive power 43,102,700; aggregate amount beneficially owned 43,102,700 (3.1% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents twenty (20) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS.
- Gagnon Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,694,340; sole dispositive power 0; shared dispositive power 15,694,340; aggregate amount beneficially owned 15,694,340 (1.1% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents twenty (20) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS.
- Neil Gagnon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 8,409,020; shared voting power 60,023,360; sole dispositive power 8,409,020; shared dispositive power 61,969,360; aggregate amount beneficially owned 70,378,380 (5.1% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents twenty (20) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS.

## Item 1. Issuer
Name of issuer: CNFinance Holdings Ltd.
Address of issuer's principal executive offices: 22/F South Finance CTR, No. 6 Wuheng Road, Tianhe District, Guangzhou City, China 00000

## Item 2. Person Filing
Name of person filing:
Neil Gagnon has sole voting and dispositive power over 8,409,020 shares of the Issuer's Ordinary Shares (the "Ordinary Shares"). In addition, Mr. Gagnon has shared voting power over 60,023,360 shares of Ordinary Shares and shared dispositive power over 61,969,360 shares of Ordinary Shares.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC ("GS"), an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 41,387,960 shares of Ordinary Shares held in the Accounts and dispositive power with respect to 43,102,700 shares of Ordinary Shares held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC ("Gagnon Advisors"), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC ("GIA"), a private investment fund, may be deemed to share voting and dispositive power with respect to the 15,694,340 shares of Ordinary Shares held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.
Address of principal business office or, if none, residence: 1370 Ave. of Americas, 26th Floor, New York, NY 10019
Citizenship:
Gagnon Securities LLC Delaware limited liability company

Gagnon Advisors, LLC Delaware limited liability company

Neil Gagnon USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gagnon Securities LLC 43,102,700

Gagnon Advisors, LLC 15,694,340

Neil Gagnon 70,378,380
Percent of class:
Gagnon Securities LLC 3.1%

Gagnon Advisors, LLC 1.1%

Neil Gagnon 5.1%

Calculation of percentage of beneficial ownership is based on 1,371,643,240 Ordinary Shares outstanding as of June 30, 2024, based on the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2024.

(c) Number of shares as to which the person has:
Sole power to vote or to direct the vote:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 8,409,020
Shared power to vote or to direct the vote:
Gagnon Securities LLC 41,387,960

Gagnon Advisors, LLC 15,694,340

Neil Gagnon 60,023,360
Sole power to dispose or to direct the disposition:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 8,409,020
Shared power to dispose or to direct the disposition:
Gagnon Securities LLC 43,102,700

Gagnon Advisors, LLC 15,694,340

Neil Gagnon 61,969,360

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gagnon Securities LLC: /s/ Neil Gagnon, Neil Gagnon/Managing Member (03/12/2025)
- Gagnon Advisors, LLC: /s/ Neil Gagnon, Neil Gagnon/Chief Executive Officer (03/12/2025)
- Neil Gagnon: /s/ Neil Gagnon, Neil Gagnon (03/12/2025)